Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Penn West Petroleum Ltd.

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

2.	Date of Material Change

June	10, 2016

3.	News Release

A news release disclosing in detail the information summarized in this material change report was issued by Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us” or “our”) on June 10, 2016 and disseminated through the facilities of a recognized newswire service and would have been received by the securities commissions where Penn West is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change

On June 10, 2016, Penn West announced that it has entered into a definitive agreement for the sale of all of its Saskatchewan assets, including its Dodsland Viking area, for cash consideration of $975 million, subject to normal closing adjustments. The purchaser is Teine Energy Ltd., a Viking producer backed by the Canada Pension Plan Investment Board. This transaction, together with additional Alberta asset dispositions for proceeds of approximately $140 million, is expected to close in the second quarter. The total cash consideration from asset dispositions to date in 2016 is approximately $1.3 billion, reducing our pro forma Net Debt to approximately $600 million from $2.1 billion at year-end 2015. As a result, we expect to be comfortably in compliance with all of our financial covenants at the end of the second quarter and for the remainder of 2016.

The sale of our Saskatchewan assets is a key element of our transformation strategy allowing us to streamline and high-grade the remainder of our portfolio to once again grow reserves, production and funds flow from operations at a profitable and measured pace.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On June 10, 2016, Penn West announced it has entered into a definitive agreement (the “Purchase and Sale Agreement”) for the sale of all of its Saskatchewan assets (the “Saskatchewan Assets”), including its Dodsland Viking area, for cash consideration of $975 million, subject to normal closing adjustments. The Saskatchewan Assets are split approximately evenly between medium and heavy oil properties in the West and the Dodsland light-oil properties in the East. The purchaser is Teine Energy Ltd. (the “Purchaser”), a Viking producer backed by the Canada Pension Plan Investment Board.

This transaction, together with additional Alberta asset dispositions for proceeds of approximately $140 million, is expected to close in the second quarter. The total cash consideration from asset dispositions to date in 2016 is approximately $1.3 billion, reducing our pro forma Net Debt to approximately $600 million from $2.1 billion at year-end 2015. As a result, we expect to be comfortably in compliance with all of our financial covenants at the end of the second quarter and for the remainder of 2016.

We expect to realize nearly $100 million annually as a result of decreased interest expenses and significant reductions in G&A expenses through this transaction, which more than offsets the loss in net operating income associated with the Saskatchewan properties(1).

The following are some of the key metrics and implied transaction multiples for the Saskatchewan properties based on our full year 2016 forecast:

Production	13,650 boe/d
Operating Cost	$14.75/boe
Field Netback(1)	$12.75/boe
2P Reserves(2)	53 MMboe
Implied Production Multiple	$71,400/boe/d
Implied Net Operating Income (NOI) Multiple(1)	15 times
Implied 2P Reserves Multiple(2)	$18.40/boe

(1)	Based on actual achieved commodity prices through May 2016 and C$60/bbl Edmonton Par for the balance of 2016
(2)	Based on year-end 2015 working interest reserves

The effective date of the Saskatchewan Assets sale is May 1, 2016. Closing is expected to occur in the second quarter, subject to the receipt of all necessary regulatory approvals and the satisfaction of the following closing conditions in favour of the Purchaser:

(a)	the representations and warranties of the Company contained in the Purchase and Sale Agreement shall be true in all material respects when made and as of 10:00 a.m. (Calgary time) on the later of: (i) June 24, 2016; (ii) the second business day following the day on which Competition Act Approval (as defined herein) is obtained; and (iii) if required, the second business day following the waiver or satisfaction of the condition set forth in paragraph (f) below (the “Closing Time”);

(b)	all obligations of the Company contained in the Purchase and Sale Agreement to be performed prior to or at the Closing Time shall have been timely performed in all material respects;

(c)	to the extent requested by the Purchaser pursuant to the Purchase and Sale Agreement, the Company shall have delivered to the Purchaser at or prior to the Closing Time, the registerable discharges, no interest letters or undertakings, as applicable, contemplated in the Purchase and Sale Agreement;

(d)	no third party claim shall be pending before any court or governmental authority seeking to restrain or prohibit the transactions contemplated by the Purchase and Sale Agreement or which would materially and adversely affect the Saskatchewan Assets taken as a whole;

(e)	one of the following shall have been obtained (“Competition Act Approval”): (i) the Commissioner of Competition appointed under the Competition Act or any person authorized to exercise the powers and perform the duties of the Commissioner of Competition (the “Commissioner”) has issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the transactions contemplated in the Purchase and Sale Agreement; or (ii) the Commissioner has issued to the Purchaser a standard “no action letter” indicating that he does not intend to apply to the Competition Tribunal (as defined in the Competition Act) for an order under Section 92 of the Competition Act in respect of the transactions contemplated in the Purchase and Sale Agreement and the waiting period under Section 123 of the Competition Act in respect of the transactions contemplated in the Purchase and Sale Agreement shall have expired, been terminated or, pursuant to Section 113(c) of the Competition Act, been waived; and

(f)	if closing of the transactions contemplated by the Purchase and Sale Agreement occurs after June 30, 2016, the Company shall also deliver to the Purchaser either (i) the certificate of compliance to be provided to the lenders under the Company’s credit agreement and the noteholders under the Company’s note agreements for the fiscal quarter ended June 30, 2016 or (ii) a waiver of any default or event of default (such waiver to be satisfactory to the Purchaser) from the lenders under the credit agreement and the noteholders under the Company’s note agreements of the financial covenants for the fiscal quarter ended June 30, 2016.

If any one or more of the foregoing conditions precedent has or have not been satisfied, complied with, or waived by the Purchaser by the Closing Time, the Purchaser may, in addition to any other remedies which it may have available, rescind the Purchase and Sale Agreement by written notice to the Company.

The obligation of the Company to sell its interest in and to the Saskatchewan Assets is subject to the following closing conditions in favor of the Company:

(a)	the representations and warranties of the Purchaser in the Purchase and Sale Agreement shall be true in all material respects when made and as of the Closing Time;

(b)	all obligations of the Purchaser contained in the Purchase and Sale Agreement to be performed prior to or at the Closing Time shall have been timely performed in all material respects;

(c)	all amounts to be paid by the Purchaser to the Company at or prior to the Closing Time shall have been paid to the Company in the form stipulated in the Purchase and Sale Agreement;

(d)	no third party claim shall be pending before any court or governmental authority seeking to restrain or prohibit the transactions contemplated by the Purchase and Sale Agreement or which would materially and adversely affect the Saskatchewan Assets taken as a whole; and

(e)	Competition Act Approval shall have been obtained.

If any one or more of the foregoing conditions precedent has or have not been satisfied, complied with, or waived by the Company by the Closing Time, the Company may rescind the Purchase and Sale Agreement by written notice to the Purchaser.

The Purchase and Sale Agreement contains representations, warranties and covenants of the Company in favour of the Purchaser and certain indemnities from the Company in favour of the Purchaser.

In addition to the sale of its Saskatchewan Assets and through a series of transactions, Penn West sold other Alberta properties for proceeds of approximately $140 million with associated 2016 production of 3,100 boe/d.

RBC Capital Markets acted as our exclusive financial advisor on these transactions.

The sale of our Saskatchewan Assets is a key element of our transformation strategy allowing us to streamline and high-grade the remainder of our portfolio to once again grow reserves, production and funds flow from operations at a profitable and measured pace.

5.2	Disclosure for Restructuring Transactions

Not applicable.

5.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

6.	Omitted Information

Not Applicable.

7.	Executive Officer

The name and business telephone number of the executive officer of Penn West who is knowledgeable about the material change and this report is:

David Dyck

Senior Vice President and Chief Financial Officer

Telephone: (403) 777-2500

8.	Date of Report

June 20, 2016

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target”, “pursue” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our transformation into a leading Alberta oil producer, that the expected total cash consideration from asset sales (including the Saskatchewan Assets) to date in 2016 is approximately $1.3 billion, which reduces the pro forma Net Debt to approximately $600 million from $2.1 billion at year-end 2015, that the sale transaction, together with additional Alberta asset dispositions for proceeds of approximately $140 million, is scheduled to close in the second quarter (subject to the receipt of all necessary regulatory approvals and the satisfaction of closing conditions), the expectation to be comfortably in compliance with all of our financial covenants at the end of second quarter and for the remainder of 2016, the expectation to realize nearly $100 million annually as a result of decreased interest expenses and significant reductions in G&A expenses through this transaction, which more than offsets the loss in net operating income associated with the Saskatchewan properties, the key metrics and implied transaction multiples for the Saskatchewan Assets based on our full year 2016, forecast that the sale of our Saskatchewan production and reserve base is a key element or our transformation strategy allowing us to streamline and high-grade the remainder of our portfolio to once again grow reserves, production and funds flow from operations at a profitable and measured pace.

The key metrics and implied transaction multiples for the Saskatchewan Assets set forth in this document may be considered to be future-oriented financial information or a financial outlook for the purposes of applicable Canadian securities laws. Financial outlook and future-oriented financial information contained in this document are based on assumptions about future events based on management’s assessment of the relevant information currently available. In particular, this document contains projected operational and financial information for 2016 for the Saskatchewan Assets. The future-oriented financial information and financial outlooks contained in this document have been approved by management as of the date hereof. Readers are cautioned that any such financial outlook and future-oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

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